UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PRO-PHARMACEUTICALS, INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74267T109

(CUSIP Number)

James C. Czirr

425 Janish Drive

Sandpoint, ID 83864

 Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 10 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 9, 2010 (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Pro-Pharmaceuticals, Inc. (the “Issuer”).

CUSIP No. 74267T109

1. Names of Reporting Persons. James C. Czirr
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) (b) x
3. SEC Use Only
4. Source of Funds (See Instructions) PF ; AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting

Person With:	7. Sole Voting Power 6,164,168 shares of Common Stock[1]
8. Shared Voting Power 41,640,831 shares of Common Stock[2],[3]
9. Sole Dispositive Power 6,164,168 shares of Common Stock[1]
10. Shared Dispositive Power 41,640,831 shares of Common Stock[2,3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 47,804,999
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X3
13. Percent of Class Represented by Amount in Row (11) 51.1%
14. Type of Reporting Person (See Instructions) IN, HC

ITEM 1.  SECURITY AND ISSUER

There have been no changes to Item 1 since the Schedule 13D/A filed on June 10, 2009.

ITEM 2. IDENTITY AND BACKGROUND

There have been no changes to Item 2 since the Schedule 13D/A filed on June 10, 2009.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended by adding the following paragraphs to the end thereof:

On March 8, 2010, 10X Fund purchased, and Issuer sold, (a) 167,500 shares of Series B-2 Preferred Stock (which are convertible into 670,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 335,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 335,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,340,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Eighth Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Eighth Subsequent Closing Securities was $335,000.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to delete the second paragraph and add the following as the new second paragraph thereof:

In addition to acquiring the Initial Closing Securities, the First Subsequent Closing Securities, the Second Subsequent Closing Securities, the Third Subsequent Closing Securities, the Fourth Subsequent Closing Securities, Fifth Subsequent Closing Securities, the Sixth Subsequent Closing Securities, the Seventh Subsequent Closing Securities and the Eighth Subsequent Closing Securities pursuant to the Purchase Agreement, 10X Fund may also purchase, at one or more additional closings, (a) 440,000 shares of Series B-2 Convertible Preferred Stock, par value $0.01 per share, of Issuer (which are convertible into 1,760,000 shares of Common Stock), (b) Class A-1 warrants exercisable to purchase 880,000 shares of Common Stock at an exercise price of $0.50 per share, (c) Class A-2 warrants exercisable to purchase 880,000  shares of Common Stock at an exercise price of $0.50 per share, and (d) Class B warrants exercisable to purchase 3,520,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Subsequent Closing Securities”).  Under the Purchase Agreement, the additional closings to consummate the purchase of the Subsequent Closing Securities must occur on or before May 25, 2010.  The Reporting Person may be considered to have beneficial ownership of all or a portion of the Subsequent Closing Securities based upon 10X Fund’s right to acquire the Subsequent Closing Securities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate number and percentage of beneficially owned Common Stock: 47,804,999; 51.1%45

(b) Aggregate number of beneficially owned shares of Common Stock with:

Sole power to vote or direct the vote:  6,164,168

Shared power to vote or direct the vote: 41,640,8315

Sole power to dispose or direct the disposition: 6,164,168

Shared power to dispose or direct the disposition: 41,640,8315

(c) Transactions effected during the last sixty (60) days or since the most recent filing on Schedule 13D:

On March 8, 2010, 10X Fund purchased, and Issuer sold, (a) 167,500 shares of Series B-2 Preferred Stock (which are convertible into 670,000 shares of Common Stock), (b) a Class A-1 warrant exercisable to purchase 335,000 shares of Common Stock at an exercise price of $0.50 per share, (c) a Class A-2 warrant exercisable to purchase 335,000 shares of Common Stock at an exercise price of $0.50 per share, and (d) a Class B warrant exercisable to purchase 1,340,000 shares of Common Stock at an exercise price of $0.50 per share (collectively, the “Eighth Subsequent Closing Securities”).  The purchase price paid by 10X Fund to Issuer for the Eighth Subsequent Closing Securities was $335,000.  10X Capital, in its capacity as the general partner of 10X Fund, may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund.

(d) Name of any other person known to have the right to receive or power to direct dividends from, or the proceeds from the sale of the foregoing securities:

Rod Martin, who is also a managing member of 10X Capital, the general partner of 10X Fund.

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to read in its entirety as follows:

Other than as set forth in the Purchase Agreement, the Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock, the Class A-1 Common Stock Purchase Warrant,  the Class A-2 Common Stock Purchase Warrant, the Class B Common Stock Purchase Warrant, the Registration Rights Agreement between Issuer and 10X Fund with respect to the shares of Common Stock into which the foregoing securities may convert or be issued upon exercise, an Escrow Agreement among Issuer, 10X Fund, L.P. and Investment Law Group of Gillett Mottern & Walker, LLP, as escrow agent, pursuant to which a Promissory Note issued by the Issuer in favor of 10X Fund, L.P. and a Security Agreement between the Issuer and 10X Fund, L.P. are being held in escrow, a letter agreement between the Issuer and 10X Fund dated August 11, 2009, a letter agreement between the Issuer and 10X Fund dated February 11, 2010, a Certificate of Amendment to the Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of Pro-Pharmaceuticals, Inc., as filed with the secretary of State of the State of Nevada on August 12, 2009, and a Certificate of Amendment No. 2 to the Certificate of Designation of Preferences, Rights and Limitations of Series B-1

Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of Pro-Pharmaceuticals, Inc., as filed with the secretary of State of the State of Nevada on February 17, 2010, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 and between such persons and any person with respect to the securities of Issuer, including but not limited to transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss, of the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

In addition to the items previously incorporated by reference, the following items are hereby incorporated by reference from the Issuer’s forms noted below:

Letter Agreement between Pro-Pharmaceuticals, Inc. and 10X Fund, L.P. dated February 11, 2010	Incorporated by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed on February 17, 2010
Certificate of Amendment No. 2 to Certificate of Designation of Preferences, Rights and Limitations of Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock	Incorporated by reference from Exhibit 3.1 to the Issuer’s Form 8-K filed on February 17, 2010

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2010

_______________________

Date

/s/ Robert J. Mottern

_______________________

Signature

Robert J. Mottern, attorney in fact for James C. Czirr

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes

1 Includes 3,597,268 shares held in the Reporting Person’s name; 588,000 and 145,700 shares of Common Stock held in two trusts of which the Reporting Person is a beneficiary; 33,200 shares of Common Stock that are held both by the Reporting Person’s minor son and by the Reporting Person under the applicable Uniform Gift to Minors Act for the benefit of his minor son; 500,000 shares of Common Stock received by the Reporting Person pursuant to Issuer’s 2009 Incentive Compensation Plan that are subject to forfeiture and will not be fully vested until February 13, 2011; 100,000 shares of the Issuer’s Series A 12% Convertible Preferred Stock,  which are convertible into 100,000 shares of Common Stock, subject to adjustment as set forth in the Issuer’s Designation of Preferences, Rights and Limitations of such preferred stock; 100,000 shares of Common Stock issuable upon the exercise of a warrant with an exercise price of $1.50 per share; 100,000 shares of Common Stock issuable upon the exercise of a warrant with an exercise price of $2.00 per share; 500,000 options to purchase Common Stock for $0.30 per share until February 1, 2015 that are fully vested, and 500,000 options to purchase Common Stock for $0.30 per share until February 1, 2015 that vest in four equal parts quarterly over one year from February 1, 2010.

2 The Reporting Person is (a) a Managing Member of 10X Capital Management, LLC (“10X Capital”), a Florida limited liability company and the General Partner of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership.  As such, the Reporting Person may be deemed to have indirect beneficial ownership of all or a portion of the securities owned by 10X Fund, L.P.  The beneficial ownership of 10X Fund, L.P. (“10X Fund”), a Delaware limited partnership, includes (a) 3,600,000 shares of the Issuer’s common stock (“Common Stock”) which 10X Fund has the right to acquire upon conversion of 900,000 shares of the Issuer’s Series B-1 Convertible Preferred Stock, (b) 6,640,000 shares of Common Stock which the 10X Fund has the right to acquire upon conversion of 1,660,000 shares of the Issuer’s Series B-2 Convertible Preferred Stock, (c) 5,120,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of nine (9) Class A-1 Warrants of the Issuer, (d) 5,120,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of nine (9) Class A-2 Warrants of the Issuer, (e) 20,480,000 shares of Common Stock which 10X Fund has the right to acquire upon exercise of nine (9) Class B Warrants of the Issuer, and (f) 690,831 shares which 10X Fund owns outright, for a total of 41,640,831 shares which 10X Fund owns or has the right to acquire upon conversion or exercise of existing securities of the Issuer owned by 10X Fund.   The beneficial ownership of 10X Fund does not include an additional 7,040,000 shares of Common Stock which 10X Fund could acquire upon conversion or exercise of additional shares of Series B-2 Convertible Preferred Stock, Class A-1 Warrants, Class A-2 Warrants and Class B Warrants which 10X Fund has the right to purchase from Issuer pursuant to a Securities Purchase Agreement dated February 12, 2009, as amended on August 11, 2009 and February 11, 2010 (the “Purchase Agreement”), which 10X Fund disclaims ownership of at this time pursuant to Rule 13d-4.  Specifically, for an additional investment in the Issuer of up to $880,000, the 10X Fund has the right to acquire from the Issuer 440,000 additional shares of Series B-2 Convertible Preferred Stock which would be convertible into 1,760,000 shares of Common Stock, Class A-1 Warrants exercisable to purchase an additional 880,000 shares of Common Stock at $0.50 per share, Class A-2 Warrants exercisable to purchase an additional 880,000 shares of Common Stock at $0.50 per share, and Class B Warrants exercisable to purchase an additional 3,520,000 shares of Common Stock at $0.50 per share.  The additional securities may be purchased from the Issuer at one or more additional closings until May 25, 2010.  All of the securities presently owned by 10X Fund, or which may be acquired in the future under the Purchase Agreement, are convertible or exercisable immediately shares of Common Stock.  10X Fund’s beneficial ownership does not include shares of Common Stock which the Issuer has the right to issue to 10X Fund in payment of cumulative dividends on shares of Series B-1 or Series B-2 Convertible Preferred Stock of the Issuer.

3 This number excludes Common Stock which 10X Fund would have the right to acquire upon exercise or conversion of certain warrants and convertible preferred shares which it has the right to acquire.  See Footnote 2.  The Reporting Person disclaims beneficial ownership of any shares of which 10X Fund has disclaimed beneficial ownership.

4 Based on 51,382,063 shares of Common Stock outstanding on November 6, 2009.

5 Excludes certain shares that may be acquired upon conversion or exercise of shares of the Issuer’s Series B-2 Convertible Preferred Stock and additional warrants to acquire Common Stock that 10X Fund has the right to acquire the pursuant to the Purchase Agreement, which securities may be converted or exercised for an aggregate of up to 7,040,000 shares of Common Stock.  If such securities are acquired by 10X Fund, the Reporting person may be deemed to have indirect beneficial ownership of all or a portion of such securities.  See Footnote 2.